____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MANUAL AND MANAGEMENT PROPOSAL FOR THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF EMBRAER S.A. NOVEMBER 30, 2026 Manual and Management Proposal Index 1. Message from the Management 2. Information about the Meeting and the Company 2.1 Information about the Meeting 2.2 Company’s Bylaws Provisions on the Exercise of Voting Rights 3. Shareholder Participation 3.1 Guidelines for participation in the Meeting through the Digital Platform 3.2 Guidelines for participation through Remote Voting Ballot 4. Call Notice 5. Management Proposal Annexes Annex I – Share-Based Long-Term Incentive Plan 03 04 05 06 08 09 11 14 18 22 Manual and Management Proposal > Message from the Management MESSAGE FROM THE MANAGEMENT São José dos Campos, October 30, 2026 Dear Shareholder, We are pleased to invite you to review the Extraordinary Shareholders’ Meeting (“Meeting”) Manual (“Manual”) of Embraer S.A. (“Embraer” or the “Company”), which has been called for November 30, 2026, at 2:30 p.m., to be held exclusively in digital format through the Microsoft Teams platform (“Digital Platform”). 3 provides flexibility to align them with its strategy and current and future market conditions. Through this new incentive platform, Management believes the Company will be better positioned to attract, retain, and motivate top talent, thereby generating value for shareholders while remaining within the limits approved by shareholders at a Shareholders’ Meeting. Management’s proposal is included in item 5 of this Manual. In line with best corporate governance practices and seeking to promote greater shareholder engagement, this Manual consolidates all information and guidance required under applicable legislation, as well as other information relevant to the assessment of the matter to be deliberated at the Meeting, reinforcing Embraer’s commitment to transparency, clarity, and adherence to legal and ethical principles in its relationship with shareholders and the capital markets. In addition to this Manual, shareholders may contact us at investor.relations@embraer.com. br for clarification of any questions relating to the Meeting or other matters. The Investor Relations team remains available to provide any necessary support. The matter to be deliberated at the Meeting, as described in the Notice of Meeting set forth in item 4 below, is the approval of the Company’s Long-Term Share-Based Incentive Plan, under a multimodal structure. This proposal represents an evolution from the model previously adopted by the Company, which was based on phantom shares settled exclusively in cash pursuant to a plan approved by the Board of Directors. By bringing together different incentive mechanisms under a single plan, the proposal allows the Company to modernize its incentive practices and The Company will hold the Meeting exclusively in digital format, reinforcing its commitment to facilitating shareholder participation, in accordance with CVM Resolution No. 81/22 (“CVM Resolution No. 81”). Accordingly, shareholders may participate in and vote at the Meeting through the Digital Platform or, alternatively, by submitting a remote voting ballot made available by the Company, in accordance with applicable law. We count on your attendance at the Meeting, in the best interest of Embraer. Remember, your vote is very important to us. Good reading and good Meeting to all, Raul Calfat Chairman of the Board of Directors Manual and Management Proposal 2 INFORMATION ABOUT THE MEETING AND THE COMPANY 5 Manual and Management Proposal > Information about the Meeting and the Company Information about the Meeting and the Company 2.1. Information about the Meeting Introduction The Company’s management (“Management”) hereby presents to the Company’s shareholders the following information about the matter to be resolved, at the Management’s proposal, at the Company’s Extraordinary Shareholders’ Meeting (“Meeting”) to be held on November 30, 2026, at 2:30 pm, exclusively by digital means, pursuant to Article 5, paragraph 2, item I and Article 28, Paragraphs 2 and 3 of CVM Resolution No. 81, through the Microsoft Teams digital platform, via a link to be timely released to accredited shareholders, according to the rules described below. Pursuant to Article 5, Paragraph 4 of CVM Resolution No. 81, the Company clarifies that the choice of the exclusively digital format for holding the Meeting considered several relevant factors, including the historical of presence and engagement in recent years in which it was held exclusively in digital format, as well as to enable the participation of foreign shareholders. In addition, a balance was sought between the costs of holding the Meeting and the costs that shareholders would eventually have to attend. Finally, the decision is in line with prevailing practices in the market, reinforcing the Company’s commitment to efficiency and good practices. The Management prepared this Management Proposal in compliance with good corporate governance and transparency practices, giving materiality to the principles of transparency and clarity of the Company towards its shareholder base, seeking to provide information and clarification on the matter that will be resolved and on the rules for Shareholders’ participation in the Meeting. In compliance with Article 28, Paragraph 1, II, of CVM Resolution No. 81, the Company informs that it will record the Meeting, however, its recording or transmission, in whole or in part, by shareholders who access the Digital Platform to participate and, as the case may be, vote at the Meeting, is prohibited. Any documents or proposals, explanations of vote, protests or dissent on the matter to be resolved must be presented on the day of the Meeting, in writing to the Meeting’s presiding officers, which, for this purpose, will be represented by the Secretary of the Meeting. Matters to be resolved The following matter on the agenda shall be resolved: (i) To approve the Company’s Stock-Based Long Term Incentive Plan (“LTI Plan”); Call Notice The Call Notice, which forms an integral part of this Manual pursuant to item 4 below, shall be published on October 30 and November 03 and 04, 2026, in the newspapers “Valor Econômico” and “O Vale”, as well as made available on the Company’s Investor Relations website (ri.embraer. com.br), on B3’s website (b3.com.br) and on the website of the Brazilian Securities and Exchange Commission (cvm.gov.br). Constitutive Quorum The matter on the agenda may be resolved, on first call, if shareholders representing at least one 6 Manual and Management Proposal > Information about the Meeting and the Company quarter of the Company’s voting capital stock are present, pursuant to Article 125, head provision, of the Brazilian Corporation Law. It should be noted that, if the constitutive quorum above is not reached on the first call, a new call shall take place, by means of a call notice to be published at least eight (8) days in advance, pursuant to Article 124, Paragraph 1, II, of the Brazilian Corporation Law. On second call, the Meeting shall be held with the presence of any number of shareholders. Resolution Quorum Pursuant to Article 129 of the Brazilian Corporation Law, resolutions shall be adopted by an absolute majority of votes, and blank votes shall not be counted. 2.2. Company’s Bylaws Provisions on the Exercise of Voting Rights Rules on the Exercise of Voting Rights Pursuant to Section 14 of the Company’s Bylaws, each common share shall be entitled to one vote in the resolution of the Meeting. Nevertheless, the Company’s Bylaws establish certain limits on the exercise of voting rights, as described below: (a) No shareholder, or Shareholder Group (as defined below), Brazilian or foreign, may cast votes in excess of five percent (5%) of the shares of the Company’s capital stock; and (b) The Foreign Shareholders (as defined below) and Foreign Shareholder Groups (as defined below) may not cast votes in excess of two thirds (2/3) of the total votes that may be exercised by the Brazilian Shareholders (as defined below) in attendance. The above limitations apply, jointly and successively, to Foreign Shareholders and Foreign Shareholder Groups. During the Meeting, the votes of Brazilian Shareholders and Foreign Shareholders shall be tallied separately for the item on the agenda. For this purpose, the Chairperson of the Meeting shall determine and communicate, upon the Meeting’s opening, the total number of votes that may be cast by the Brazilian Shareholders and by the Foreign Shareholders according to the voting limits described above. If the total number of votes of the Foreign Shareholders exceeds two thirds (2/3) of the votes that may be cast by the Brazilian Shareholders, the number of votes of each Foreign Shareholder, including those received by means of remote voting ballot (boletim de voto à distância) sent directly to the Company or through a third party, shall be proportionately reduced by the percentage of such excess, so that the total number of votes of the Foreign Shareholders does not exceed the limit of forty percent (40%) the votes that may be cast in the Meeting. The Company’s management shall not count votes in noncompliance with the Bylaws provisions described above. For purposes of applying the rules described above in relation to the exercise of voting rights by the Company’s shareholders, the terms beginning in capital letters shall have the meanings assigned thereto by the Bylaws, as transcribed below for reference: “Shareholder Groups” – Shareholder Groups are two or more shareholders: (i) that are parties to a voting agreement, either directly or through companies that are subsidiaries, parent companies or companies under common control; (ii) where one shareholder is, directly or indirectly, a controlling shareholder or a controlling parent company of the other shareholder or shareholders; (iii) that are companies directly or indirectly controlled by the same person, or group of persons, 7 Manual and Management Proposal > Information about the Meeting and the Company (iv) who may or may not be shareholders themselves; or that are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universal rights or any other form of organization or undertaking with the same administrators or managers, or, whose officers or managers are companies that are directly or indirectly controlled by the same person, or group of persons, which may or may not be shareholders. As for investment funds, only those with a common administrator whose investment and voting policy at general meetings, under the terms of the respective regulations, is the responsibility of the administrator, on a discretionary basis, are considered to be part of a Shareholder Group. Holders of securities issued under the Company’s Depositary Receipts program are not considered a Shareholder Group, unless they meet any of the criteria set forth in items (i) to (iv) described above. Any shareholders or Shareholder Groups that are represented by the same proxy, administrator or attorney in fact, shall be considered as members of the same Shareholder Group in the Meeting, except in the case of holders of securities issued in connection with the Company’s Depositary Receipts program, when represented by the respective Depositary Bank. In the event of shareholders’ agreements that govern the exercise of voting rights, all signatories thereto shall be considered members of the same Shareholder Group for purposes of the limitation on the number of votes described above, subject to the restriction of Section 17 of the Company’s Bylaws. “Foreign Shareholder Group” – A Shareholder Group shall be considered foreign whenever one or more of its members is a Foreign Shareholder. “Brazilian Shareholders” – The following are Brazilian Shareholders: (i) individuals born or naturalized in Brazil, residing in Brazil or abroad; (ii) legal entities organized under Brazilian private law that have their management based in Brazil, and which: a) have no foreign controlling shareholder or foreign parent company, unless the latter falls under item “b” of this definition; b) are controlled, directly or indirectly, by one or more individuals referred to in item (i) of this definition; and (iii) investment funds or clubs organized under the laws of Brazil and having their management based in Brazil and whose administrators and/ or majority unitholders are persons referred to in items (i) and (ii) of this definition. “Foreign Shareholders” - Foreign Shareholders are individuals, legal entities, investment funds or clubs and any other entities not included in the definition of Brazilian Shareholders, and those that fail to prove that they meet the requirements to be registered as Brazilian Shareholders. Pursuant to Section 20 of the Company’s Bylaws the persons present at the Meeting shall prove their status as a Brazilian Shareholder or a Foreign Shareholder by means of an identity document sent to the Company within forty-eight (48) hours prior to the Meeting. Golden Share Pursuant to Section 6, Paragraph 2 of the Company’s Bylaws, the Golden Share is a special class share held by the Federal Government and has the right of veto on issues specific to Embraer’s operations, as well as other political rights expressly set forth in the Bylaws. Manual and Management Proposal 3 SHAREHOLDER PARTICIPATION 9 Manual and Management Proposal > Shareholder Participation Shareholder Participation The Meeting will be held exclusively by digital means reinforcing the Company’s commitment to facilitating the participation of its shareholders and, for this purpose, the Company shall provide shareholders with a Digital Platform, consisting of an electronic system for remote participation (Microsoft Teams), allowing shareholders to participate, voice their opinion and vote in the Meeting without being physically present. This remote participation system is in line with CVM Resolution No. 81 and allows, among other things: (i) discussion and simultaneous access to documents presented during the Meeting that have not been previously made available; (ii) the complete recording of the Meeting by the Company; and (iii) communication among participants. Through this platform, the shareholder shall have real-time access to the audio and video of the presiding officers and the other shareholders, being able to voice their opinion and exercise all the rights to which they may be entitled under the applicable regulation. Thus, shareholders may participate in the Meeting through the Digital Platform or through a remote voting ballot, pursuant to CVM Resolution No. 81. The Company shall waive the requirement of formalities for certification of signature, authentication, notarization, consularization and sworn translation of documents (free translations shall suffice), as well as the submission of physical copies of such documents. However, the Company requests shareholders that the documents contain, as the case may be, digital authentication of the signature of the shareholder or its legal representative. In any case, shareholders are responsible for the veracity of the documents sent to the Company. • The Company’s Management reiterates to the shareholders that it will not be possible to physically attend the Meeting. • The following items describe the step-by step process for participation in each of the available means. 3.1. Guidelines for participation in the Meeting through the Digital Platform Shareholders who wish to participate in the Meeting, directly or represented by proxy holders, through the Digital Platform, shall notify the Company of their interest by e-mail to investor. relations@embraer.com.br, at least two (2) days prior to the Meeting, that is, by November 28, 2026. The accreditation shall contain, mandatorily, (i) the identification of the shareholder and, if applicable, of its legal representative who will attend the Meeting, including their full names and their CPF or CNPJ, as the case may be, and telephone and e-mail address of the applicant; (ii) the e-mail address by which they wish to receive the instructions for participation in the Meeting; (iii) information if they belong to a Group of Shareholders, as defined in the Company’s Bylaws; and (iv) copy of the documents required for participation in the Meeting, as indicated below. For individuals: (a) Identification document with photo of the shareholder or, if applicable, identity document with photo of its proxy and the respective power of attorney, without the need for certification of signature. 10 Manual and Management Proposal > Shareholder Participation For legal entities: (a) current consolidated bylaws or articles of association, as the case may be; (b) corporate documents that prove the legal representation of the shareholder and, if applicable, power of attorney for a third party to represent the legal entity shareholder, without the need for certification of signature; and (c) identification document with photo of the legal representative or proxy, as applicable For investment funds: (a) current consolidated governing document of the investment fund; (b) bylaws or articles of association of its administrator or manager, as the case may be, in accordance with the voting policy of the fund; (c) corporate documents that prove the powers of representation of the shareholder and, if applicable, power of attorney for a third party to represent the legal entity shareholder, without the need for certification of signature; and (d) identification document with photo of the legal representative or proxy, as applicable. Regarding the participation by proxy, the granting of powers of representation for participation in the Meeting shall have been carried out less than one (1) year prior, pursuant to Article 126, Paragraph 1, of the Brazilian Corporation Law. It is worth noting that (i) individuals who are shareholders of the Company may only be represented by a proxy who is a shareholder, director of the Company, lawyer or financial institution, as provided for in Article 126, Paragraph 1, of the Brazilian Corporation Law; and (ii) legal entities that are shareholders of the Company may, pursuant to the CVM’s decision rendered in CVM Proceeding RJ2014/3578, on November 4, 2014, be represented by a proxy duly appointed in accordance with its articles of association or bylaws and in accordance with the provisions of the Civil Code, without such person being required to be director of the Company, shareholder or lawyer. The following identity documents shall be accepted, as long as they have a photo: General Registry Identity Card (RG), National Registry of Foreigners (RNE), National Driver’s License (CNH), National Identity Card (CIN) passport or identity cards issued by professional councils and official professional identification cards issued by Government bodies. The Company shall send instructions for the Digital Platform only to shareholders who have expressed their interest within the term and conditions above, and whose documentation has been validated by the Company. It is important to note that, pursuant to Article 6, Paragraph 3, of CVM Resolution No. 81, shareholders who fail to state their intent and send the required documentation for digital participation within the aforementioned period will not be able to participate in the Meeting. In the event a shareholder who has duly expressed its interest in participating in the Meeting does not receive from the Company the email with instructions for accessing and participating in the Meeting by 2:30 pm on November 28, 2026, such shareholder must contact the Company’s Investor Relations Department, by email to the address indicated above, no later than 6:00 p.m. on November 28, 2026. The shareholder or its accredited legal representative: (i) may use the link and instructions to be sent by the Company solely and exclusively for digital attendance of the Meeting; 11 Manual and Management Proposal > Shareholder Participation (ii) is not authorized to transfer or disclose the link, in whole or in part, to any third party, whether or not a shareholder, such link being non transferable; and (iii) is not authorized to record or reproduce, in whole or in part, nor to transfer to any third party, whether or not a shareholder, the content or any information transmitted digitally during the Meeting. The shareholder assumes full responsibility for the custody and confidentiality of the information and instructions transmitted to it by the Company. The technical requirements for participating in Meeting are: (i) for participating by computer: (i.a) have a web browser compatible with Microsoft Teams installed; (i.b) broadband Internet connection; (i.c) built-in webcam or external USB camera, microphone and speakers compatible with Microsoft Teams; and (i.d) minimum processor and other requirements recommended by the platform’s vendor (microsoft.teams. com); and (ii) for participating by mobile device: (ii.a) have the Microsoft Teams app installed; (ii.b) have broadband Internet connection; and (ii.c) have a camera, microphone and speakers compatible with Microsoft Teams. The Company clarifies that it is not and will not be responsible for any operational or connection issues by the shareholder, as well as for any other issues external to the Company that may hinder or make it impossible for the shareholder to participate in the Meeting through the Digital Platform. The Company recommends that, on the date of the Meeting, accredited shareholders access the Digital Platform at least 30 minutes before the time scheduled for the Meeting to begin, that is, by 2:00 pm on November 30, 2026, in order to allow, in an organized, efficient and timely manner, the validation of access and the proper identification and accreditation of the shareholder or its representative through the submission of its identity document with photo via webcam to the Company’s hosts. We emphasize that, when accessing the link to participate in the Meeting, those present shall keep their cameras turned on during the entire course of the Meeting, unless they are required by a Company representative, for any reason, to disconnect their video functionality. The attending shareholders shall also, for the sake of audio quality, keep their microphones turned off, activating them only when they need to speak. It is noted that, for purposes of time optimization, the voting procedure adopted by the Company shall require oral statements from shareholders only in the event of dissenting votes or abstentions. Should there be any difficulties with a shareholder’s audio communication, the expression of a dissenting vote or an abstention shall be accepted through the chat function of the Digital Platform. The aforementioned documents shall be delivered only through the e-mail investor.relations@embraer.com.br, in compliance with the terms herein described. 3.2. Guidelines for participation through Remote Voting Ballot Pursuant to CVM Resolution No. 81, the Company shall also adopt a remote voting system through the submission of the respective remote voting ballots as follows: (a) Directly to the Company, exclusively by e-mail, as set forth below, (b) By voting instructions transmitted to the custody agents providing such service, in the case of shareholders holding shares deposited with a central depository; (c) By voting instructions transmitted to the bookkeeper of the Company’s issued shares, Banco BTG Pactual Serviços Financeiros S.A. DTVM (the “Bookkeeping Agent”), in the case of shareholders holding shares deposited with the bookkeeper; and 12 Manual and Management Proposal > Shareholder Participation (d) By voting instructions transmitted to the central depository in which the Company’s shares are deposited. The Company clarifies that in the event of discrepancies between (i) the remote voting ballot received directly by the Company or received by the central depositary and the voting instruction contained in the analytical map of the Bookkeeping Agent for the same shareholder, the voting instruction from the Bookkeeping Agent shall prevail; and (ii) the remote voting ballot received directly by the Company and the voting instruction contained in the analytical map of the central depositary for the same shareholder, the voting instruction from the central depositary shall prevail. If the shareholder has already sent the remote voting ballot, but wishes to vote at the Meeting through the Digital Platform, all voting instructions received through the ballot for that shareholder shall be disregarded, according to Article 28, Paragraph 2, II, of CVM Resolution No. 81. During the voting period, the shareholder may change its voting instructions as many times as it deems necessary, and the last voting instruction submitted shall be the one reflected in the Company’s voting map. Once the voting period has ended, the shareholder may no longer change the voting instructions already submitted. Submission of the remote voting ballot by the shareholder directly to the Company A shareholder who chooses to exercise its right to vote remotely by means of a remote voting ballot submitted directly to the Company must do so by sending digital copies of the following documents to the e-mail address indicated above: (i) a scanned copy of the original remote voting ballot, available on the website of the Company (ri.embraer.com.br), the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) (cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (b3.com.br) on the world wide web, duly completed, initialed on all pages and signed at the end; (ii) for the purpose of evidencing its status as a Brazilian Shareholder or Foreign Shareholder, (a) a scanned copy of the original valid identification document, or (b) a certificate issued by the financial institution acting as depositary of the book-entry shares or as custodian in accordance with Article 40 of the Brazilian Corporations Law (the Company shall waive the submission of the certificate by a holder of book-entry shares listed on the list of shareholders provided by the depositary financial institution); and (iii) a scanned copy of the original of the following documents described in item 3.1. above: The remote voting ballots and documents referred to above must be received at least 4 (four) days before the date of the Meeting (i.e., by November 26, 2026). Any remote voting ballots received after that date shall be disregarded. Under the terms of the current regulations, the Company shall inform the shareholder, within three (3) days, (i) whether the remote voting ballot has been received, as well as whether the documents received are sufficient for the vote to be valid; or (ii) the need to rectify or resend the remote voting ballot or any accompanying documents, describing the procedures and deadlines required for the remote voting ballot to be valid. The Company requests that the documents referred to above be sent exclusively to the Investor Relations Department, and that any questions regarding the procedure and deadlines set forth in item 3 also be sent to the e-mail address investor. relations@embraer.com.br. 13 Manual and Management Proposal > Shareholder Participation Submission of the Remote Voting Ballot by the Shareholder to Service Providers As permitted by Article 27 of CVM Resolution No. 81, in addition to submitting remote voting ballots directly to the Company, shareholders may send completion instructions for the remote voting ballots to service providers qualified to collect and transmit completion instructions for the remote voting ballots described above, provided that such instructions are sent by November 26, 2026, even if a different specific date is indicated by the respective service providers. Accordingly, voting instructions may be sent through the custody agent, if such agent provides this type of service, or through the central depository, by shareholders holding shares issued by the Company that are deposited in a central depositary or, if the shares are held in book-entry form, through the Bookkeeping Agent. The custody agent, the central depository or the Bookkeeping Agent, shall verify the voting instructions provided by the shareholders, however, they are not responsible for verifying the shareholder’s eligibility to exercise the right to vote, which shall be determined by the Company, at the time of the Meeting, after receiving the information from the custody and bookkeeping service providers. Shareholders shall contact their respective custody agents, the central depository and the Bookkeeping Agent, should they require additional information, to verify the procedures established by such entities for issuing voting instructions by means of the voting ballot, as well as the documents and information required for this purpose. Said service providers shall communicate to the shareholders the receipt of the voting instructions or the need for rectification or resubmission thereof and shall provide for the applicable procedures and deadlines. Manual and Management Proposal 4 CALL NOTICE 15 Manual and Management Proposal > Call Notice Call Notice We hereby invite the shareholders of EMBRAER S.A. (“Company”) to attend an Extraordinary Shareholders’ Meeting (“Meeting”) to be held on November 30, 2026, at 2:30 pm, exclusively by digital means, through the Microsoft Teams digital platform, via a link to be provided in due course to accredited shareholders, in accordance with the rules described below (“Digital Platform”), to be considered as held at the Company’s headquarters for the purposes of CVM Resolution No. 81, dated March 29, 2022, as amended (“CVM Resolution No.81”), to review and vote on the following agenda: 1. To approve the Company’s Stock-Based Long Term Incentive Plan (“LTI Plan”). Pursuant to paragraph 6 of Article 124 of Brazilian Corporation Law, the documents that are the subject matter of the resolutions of the Meeting hereby called, including those mentioned in Article 14 of CVM Resolution No. 81, are available to shareholders at the Company’s headquarters and, on the Internet, on the websites of the Company (ri.embraer.com.br), the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (b3.com.br). General Instructions: Pursuant to Article 5, Paragraph 4 of CVM Resolution No. 81, the Company clarifies that the choice of the exclusively digital format for the holding of the Meeting took into account several relevant factors, including the historical level of presence and engagement in recent years in which it was held in the exclusively digital format, as well as to enable the participation of foreign shareholders. In addition, a balance was sought EMBRAER S.A. PUBLICLY HELD COMPANY CNPJ No. 07.689.002/0001-89 NIRE 35.300.325.761 between the costs of holding the Meeting and the costs that shareholders would eventually have to attend. Finally, the decision is in line with prevailing practices in the market, reinforcing the Company’s commitment to efficiency and good practices. In this regard, shareholders wishing to participate in the Meeting, either directly or by proxy, shall state their intent to the Company by email to investor.relations@embraer.com.br, at least two (2) days prior to the Meeting (i.e., November 28, 2026). The accreditation shall contain, mandatorily, (i) the identification of the shareholder and, if applicable, of its legal representative who will attend the Meeting, including their full names and their CPF or CNPJ, as the case may be, and telephone and e-mail address of the applicant; (ii) the e-mail address by which the shareholder wishes to receive the instructions for participation in the Meeting; (iii) information if it belongs to a Shareholder Group, as defined in the Company’s Bylaws and (iv) copy of the documents required for participation in the Meeting, as indicated in the Management Proposal. For individuals: (a) Identification document with a photo of the shareholder or, if applicable, identity document with photo of its proxy and the respective power of attorney, without the need for certification of signature. For legal entities: (a) Current consolidated bylaws or articles of association, as the case may be; (b) Corporate documents that prove the legal representation of the shareholder and, if 16 Manual and Management Proposal > Call Notice applicable, power of attorney for a third party to represent the legal entity shareholder, without the need for certification of signature; (c) Identification document with a photo of the legal representative or proxy, as applicable. For investment funds: (a) Current consolidated governing document of the investment fund; (b) Bylaws or articles of association of its administrator or manager, as the case may be, in accordance with the voting policy of the fund; (c) Corporate documents that prove the powers of representation of the shareholder and, if applicable, power of attorney for a third party to represent the legal entity shareholder, without the need for certification of signature; and (d) Identification document with a photo of the legal representative or proxy, as applicable. The documents above shall be sent to the attention of the Investor Relations Department, to the address investor.relations@embraer.com.br. Shareholders or their accredited legal representatives: (i) may use the link and instructions to be sent by the Company solely and exclusively to participate in the Meeting by digital means, (ii) are not authorized to transfer or disclose the link, in whole or in part, to any third party, whether shareholder or otherwise, as it is nontransferable, and (iii) are not authorized to record or reproduce, in whole or in part, nor to transfer to any third party, whether shareholder or otherwise, the content or any information transmitted by digital means during the Meeting. The shareholder assumes full responsibility for the possession and confidentiality of the information and guidelines transmitted to it by the Company. The technical requirements for participating in Meeting are: (i) for participating by computer: (i.a) have a web browser compatible with Microsoft Teams installed; (i.b) broadband Internet connection; (i.c) built-in webcam or external USB camera, microphone and speakers compatible with Microsoft Teams; and (i.d) minimum processor and other requirements recommended by the platform vendor (microsoft.teams.com); and (ii) for participating by mobile device: (ii.a) have the Microsoft Teams app installed; (ii.b) have a broadband Internet connection; and (ii.c) have a camera, microphone and speakers compatible with Microsoft Teams. The Company clarifies that it is not and will not be responsible for any operational or connection issues of the shareholder, nor for any other issues external to the Company that may hinder or make it impossible for the shareholder to participate in the Meeting through the Digital Platform. Additional Information regarding participation in the Meeting: Digital Platform: shareholders who choose to participate in the Meeting through the Digital Platform shall do so using the Microsoft Teams electronic platform, and the guidelines and data for connection in the electronic environment shall be sent to the Shareholders (or, if applicable, their legal representatives or proxies) who express their interest in participating in the Meeting through an e-mail to investor.relations@embraer.com.br, sent by November 28, 2026, which shall also include the documents required for such Shareholder’s participation in the Meeting as detailed in the Management Proposal. The Digital Platform shall enable shareholders accredited within the aforementioned period to make statements and vote at the Meeting without being physically present, as set forth in CVM Resolution No. 81. 17 Manual and Management Proposal > Call Notice The detailed rules and instructions, as well as additional procedures and information for Shareholder participation in the Meeting through the electronic participation system, are set out in item 3 of the Management Proposal, available on the Company’s Investor Relations website (ri. embraer.com.br), on the website of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) (cvm.gov.br) and on the website of B3 S.A. – Brasil, Bolsa, Balcão (b3.com.br). Remote Voting Ballot: To participate in the Meeting through remote voting ballot (boletim de voto à distância), Shareholders shall send them through the shareholders’ custody agents, the bookkeeper of the shares issued by the Company or the central depository where the shares are deposited or, alternatively, directly to the Company, in accordance with the guidelines contained in the Manual for the Meeting published on the same date and available on the websites indicated above. Any documents or proposals, explanations of vote, protests or dissent on the matter to be resolved must be presented on the day of the Meeting, in writing to the Meeting’s presiding officers, which, for this purpose, will be represented by the Secretary of the Meeting. São José dos Campos, October 30, 2026. Raul Calfat Chairman of the Board of Directors MANAGEMENT PROPOSAL 5 Manual and Management Proposal 19 Manual and Management Proposal > Management Proposal Management Proposal The Company’s Management hereby presents to the Meeting its proposals below regarding the matter on the agenda: (i) To approve the Company’s Stock-Based Long-Term Incentive Plan (“LTI Plan”); Management proposes the approval of the LTI Plan, with the purpose of enabling the grant of equity-based instruments to executives, employees, and other eligible professionals of the Company and its controlled entities. The LTI Plan is intended to promote: (i) the alignment of the interests of LTI Plan participants with those of the Company’s shareholders, fostering a long-term perspective, commitment to results, and the sustainable creation of value; and (ii) the attraction, retention, and engagement of professionals who are strategic to the Company and its controlled entities, in line with market best practices in corporate governance and executive compensation. Currently, the Company offers its executives and employees the opportunity to receive virtual shares (phantom shares) referenced to shares issued by the Company and settled exclusively in cash. While this variable compensation mechanism is already adopted by the Company, Management recognizes the importance of equity-based incentives as a tool to align interests, retain talent, and generate sustainable long-term value, while also enabling more efficient management of the accounting and cash costs associated with such incentives. Accordingly, and as a refinement of its compensation policy, Management proposes the approval of the LTI Plan as a multimodal plan, granting the Board of Directors the authority to determine, for each grant program established under the LTI Plan, the incentive modality, or combination of modalities, most appropriate among those provided for in the Plan for the respective participants, taking into consideration the Company’s strategic objectives, stage of development, and business needs. Management believes that the adoption of this structure is justified by the size, operational complexity, and strategic challenges inherent to a company of Embraer’s scale and business profile, whose planning horizon cannot be adequately addressed through a single incentive instrument. Under the LTI Plan, this delegation of authority to the Board of Directors is accompanied by clear and objective limits and guidelines, set forth in the LTI Plan itself as approved by shareholders, to which the Board of Directors shall be bound in exercising its authority. Such limits and guidelines include, among others: (i) the establishment of a maximum dilution limit, corresponding to the maximum number of shares that may be delivered under the Plan, expressed as a percentage of capital stock on a fully diluted basis; (ii) the ineligibility of members of the Board of Directors as beneficiaries of the LTI Plan; and (iii) the subjection of grants to minimum vesting periods and, depending on the type of grant, to performance indicators set forth in the LTI Plan. The adoption of a multimodal structure is based on the premise that each incentive modality produces distinct economic effects. Equity settled instruments, such as stock options and restricted shares, align participants with fluctuations in the Company’s share price and confer shareholder status, while cash-settled instruments, such as phantom shares, preserve the shareholder base from dilution but require cash disbursements by the Company. Likewise, 20 Manual and Management Proposal > Management Proposal awards subject to performance indicators emphasize performance, whereas awards subject solely to vesting conditions emphasize retention. This flexibility allows the Company to calibrate its incentives according to different participant profiles, business cycles, and market conditions on a global scale, combining modalities in order to balance the interests of shareholders, participants, and other stakeholders and to respond in a timely manner to new challenges and market developments over time, maintaining a competitive incentive policy. The LTI Plan has been structured with robust governance mechanisms designed to ensure alignment between compensation and sustainable shareholder value creation, which apply to all incentive modalities, regardless of the instrument selected by the Board of Directors for each program. Accordingly, the Plan includes, among other provisions, restrictions on hedging transactions, preventing participants from offsetting their exposure to share price fluctuations and thereby preserving the symmetry of risks between participants and shareholders, as well as clawback mechanisms, which allow for the recovery or cancellation of incentives under specific circumstances, discouraging excessive risk-taking and short-term gains at the expense of the Company. The LTI Plan also establishes objective criteria for the treatment of awards upon termination of employment or service, enhancing predictability, reducing discretion in their application, and reinforcing the link between incentives, retention, and effective contribution to the Company’s results. granted is exercised within parameters previously determined by shareholders. Accordingly, it is the responsibility of the shareholders’ meeting to establish the essential parameters of the LTI Plan, including the maximum number of shares available for grants, while the Board of Directors, elected by shareholders and subject to the fiduciary duties set forth in the Brazilian Corporations Law, is responsible for selecting the appropriate incentive instrument and defining the specific terms and conditions of each grant program within such parameters. These limits and guidelines include: (i) the establishment of a maximum dilution limit corresponding to the maximum number of shares that may be delivered under the LTI Plan, which shall be capped at five percent (5%) of the Company’s capital stock on a fully diluted basis for grants under the various programs approved by the Board of Directors. Such grants must be made within ten (10) years from the date of approval of the LTI Plan, thereby providing shareholders with predictability regarding the maximum potential dilutive effect; (ii) in accordance with principles of sound corporate governance and the prevention of conflicts of interest, the ineligibility of members of the Board of Directors to participate as beneficiaries under the LTI Plan; and Under the LTI Plan, the delegation of authority to the Board of Directors is accompanied by clear and objective limits and guidelines established in the Plan itself and approved by shareholders, which must be observed by the Board of Directors in the exercise of its authority, ensuring that the flexibility (iii) the requirement that grants be subject to minimum vesting periods and, depending on the incentive modality adopted, to the achievement of performance metrics established in the LTI Plan itself, thereby linking the acquisition of rights to continued service and performance over a time horizon consistent with the generation of long-term value. The Board of Directors, advised by the People and ESG Committee, as applicable, 21 Manual and Management Proposal > Management Proposal shall establish the vesting periods applicable to each program, observing, as a general rule, a minimum period of three (3) years from the Grant Date for participants to fully acquire their rights under the LTI Plan. Consistent with corporate governance best practices, the LTI Plan provides that any change of control of the Company shall not trigger automatic accelerated vesting, and the original conditions established under the Plan shall remain in force. This approach seeks to prevent the acceleration of benefits unrelated to the actual satisfaction of applicable conditions and to preserve the impartiality of participants in evaluating potential transactions involving a change of control of the Company. Considering the Company’s strategic objectives and the characteristics of the LTI Plan, Management believes that its approval represents a natural evolution of the Company’s incentive policy and will strengthen its long-term incentive framework by combining flexibility in the selection of incentive instruments with the ability to adapt to different business cycles, while remaining subject to limits and safeguards established by shareholders themselves. Such framework is grounded in principles of meritocracy, alignment of interests with shareholders, and high standards of corporate governance. For these reasons, Management recommends the approval of the LTI Plan, as it believes that the Plan will contribute to the execution of the Company’s strategy, balance the interests of its various stakeholders, and support the sustainable creation of long-term value. Annex I to this Manual, as required by Article 14 of Brazilian Securities and Exchange Commission (CVM) Resolution No. 81, contains a detailed description of the LTI Plan, as well as a copy of the LTI Plan itself. Manual and Management Proposal Annex I SHARE-BASED LONG TERM INCENTIVE PLAN OF EMBRAER S.A. 23 Manual and Management Proposal EMBRAER S.A. CNPJ/MF nº 07.689.002/0001-89 NIRE 35300325761 > Annex I – Share-Based Long-Term Incentive Plan of Embraer S.A. Share-Based Long-Term Incentive Plan of Embraer S.A. This Share-Based Long-Term Incentive Plan (the “Plan”), approved by the Extraordinary Shareholders’ Meeting of EMBRAER S.A. (the “Company”) held on November 30, 2026, pursuant to Article 168, paragraph 3, of Law No. 6,404, dated December 15, 1976 (the “Brazilian Corporations Law”), establishes the general terms and conditions for the grant by the Company of share based instruments or instruments referenced to the value of Shares to executives, employees and other eligible professionals, granting the Board of Directors flexibility to determine, in each Program, the Incentive most appropriate among those provided for in this Plan. This Plan complies with the provisions of the Brazilian Corporations Law, in particular Articles 152, 153 and 168, paragraph 3, CVM Resolution No. 80, dated March 29, 2022, Law No. 13,709, dated August 14, 2018 (the “LGPD”), with respect to the processing of Participants’ personal data, the other applicable rules issued by the Brazilian Securities and Exchange Commission (the “CVM”), B3 S.A. – Brasil, Bolsa, Balcão, the Company’s Securities Trading Policy, and the U.S. Securities and Exchange Commission – SEC, as applicable. ARTICLE I – GENERAL PROVISIONS 1. DEFINITIONS 1.1. For purposes of this Plan, the meanings of the terms are set forth in Annex I to this Plan. 2. OBJECTIVES OF THE PLAN 2.1. This Plan has the following objectives: (i) to align the interests of the Participants with those of the Company’s shareholders, encouraging a long-term perspective and sustainable value creation; (ii) to attract, retain and engage strategic professionals for the Company and its Subsidiaries; and (iii) to allow the Board of Directors to deliberate on and adopt, in each Program, the Incentive most appropriate to the Company’s context, target population and market circumstances. 3. LEGAL NATURE 3.1. The legal nature of this Plan and the Incentives arising from it - particularly for labor, social security, tax, accounting and related purposes - shall be determined in light of the applicable laws in force and established case law from time to time, particularly upon the exercise, settlement, payment or disposal of the Incentives, as applicable to the relevant taxable event. For Participants domiciled, tax resident or providing services in foreign jurisdictions, the Company shall observe, in structuring and implementing the Programs, the applicable laws of the relevant country, including, without limitation, labor, social security, tax, foreign exchange and regulatory laws, and the Board of Directors shall, whenever necessary to adapt the Plan to local requirements, approve annexes and/or amendments to the Programs, which 24 Manual and Management Proposal > Annex I – Share-Based Long-Term Incentive Plan of Embraer S.A. shall contain the compliance adaptations applicable to each jurisdiction, without prejudice to the general rules established in this Plan and Section 28 below. 3.2. The Board of Directors may adjust the operational parameters of the Plan and the Programs to reflect material changes in regulatory or case-law interpretations, subject to Section 30.4. 4. COMPLIANCE WITH LAWS AND INTERNAL POLICIES 4.1. Participants shall fully comply with: (i) the Company’s Securities Trading Policy; (ii) the Company’s Code of Ethics and Conduct; (iii) the Risk Management Policy; and (iv) all other internal policies in effect. 4.2. Any material violation by a Participant of the policies and rules referred to in Section 4.1 may constitute Cause for purposes of this Plan, subjecting the Participant, as applicable, to the Malus and Clawback measures set forth in this Plan, the Program and/or the Grant Notice. ARTICLE II – ADMINISTRATION, ELIGIBILITY AND LIMITS 5. ADMINISTRATION OF THE PLAN 5.1. This Plan shall be administered by the Board of Directors, within the limits set forth herein, assisted by the Company’s People and ESG Committee, which shall be responsible for issuing non-binding recommendations. If the Company’s People and ESG Committee begins to have decision-making functions, pursuant to its internal charter approved by the Board of Directors, this Plan may be administered directly by the Company’s People and ESG Committee, within the terms and limits of applicable law, the Bylaws, applicable regulations and its own internal charter. 5.2. The Board of Directors shall have exclusive authority to: (a) approve the creation and terms of each Program, determining the Incentive or Incentives to be used (Stock Options, RSUs, PSU, Phantom Share, SAR and/or Matching), the Participants, the value or number granted, the Exercise Price (when applicable), the Vesting Period, the performance conditions, the settlement method and other terms; (b) approve standard forms of Grant Notice, when necessary; (c) establish, review and adjust the vesting periods applicable to each Program, including rules for staggered or accelerated vesting, subject to the limits set forth in this Plan; (d) determine whether the vesting, performance, and other conditions have been satisfied; (e) interpret this Plan and the Programs, resolve questions and decide on omitted and ambiguous matters; (f) impose, in the Grant Notice, restrictions on the trading of securities received by Participants, including Lock-Up periods, as well as repurchase rights, rights of first refusal or other limitations on disposal; (g) apply the Malus and Clawback measures set forth in this Plan and the Programs, after hearing the Committee; 25 Manual and Management Proposal > Annex I – Share-Based Long-Term Incentive Plan of Embraer S.A. (h) establish, in the Programs and/or Grant Notices, restrictive obligations applicable to Participants, including, without limitation, non compete, non-solicitation and confidentiality provisions, subject to applicable law; (i) decide on the method of settlement of the Incentives, including by delivery of Shares and/or payment in cash or Net Settlement, as well as authorize the use of treasury shares or issuance within the authorized capital; (j) opt to transfer treasury Shares to satisfy the grant of Incentives, pursuant to this Plan, the respective Programs and CVM Resolution No. 77, dated March 29, 2022 (the “RCVM 77”); (k) suspend, cancel or modify Programs in progress, preserving the vested rights of Participants; (l) perform all other acts necessary to implement and administer this Plan. 5.3. The decisions of the Board of Directors within the scope of this Plan shall be made in its discretion, considering the Company’s interests, best governance practices and the provisions of this Plan, and shall be binding on all Participants. 5.4. In exercising its authority, the Board of Directors shall observe the Company’s Administration Compensation Policy, other relevant internal policies and the limits established by law, the regulations of the CVM and the U.S. Securities and Exchange Commission (the “SEC”), as applicable, and this Plan. 6. ELIGIBILITY 6.1. The following shall be eligible to participate in this Plan, subject to approval by the Board of Directors for each Program: (a) the Company’s statutory officers and employees, including those domiciled or tax resident in foreign jurisdictions; (b) the officers and employees of Subsidiaries, including those domiciled or tax resident in foreign jurisdictions. 6.2. The inclusion of any person in a particular Program does not create any right or expectation to future Grants or prevent the exclusion of that person from subsequent Programs. 6.3. Where a Participant maintains an employment or service relationship with a Subsidiary, the relevant Subsidiary shall execute the Grant Notice as an intervening and consenting party, assuming the operational and tax obligations applicable thereto. 6.4. The People and ESG Committee shall submit to the Board of Directors for approval the list of eligible positions and the respective conditions and targets of the Grants covered by each Program, without the need to submit a named list of Participants. 7. TERM, TOTAL SHARE LIMIT AND SOURCES 7.1. The total number of Shares allocated to this Plan, taking into account all Share-settled Incentives, shall not exceed 5% (five percent) of the total number of Shares comprising the Company’s total share capital, on a fully diluted basis, calculated as of the date of approval of each Grant, automatically adjusted in the same proportion as a result of the events provided for in Section 22 (Corporate Events), which Shares shall be granted within 10 (ten) years from the date of approval of the Plan. For the avoidance of doubt, cash-settled Grants shall not be subject to the limit set 26 Manual and Management Proposal forth in this Section. ARTICLE III – INCENTIVES 8. INCENTIVES > Annex I – Share-Based Long-Term Incentive Plan of Embraer S.A. on the Settlement Date, one (1) Share of the Company, without the Participant having to make any cash payment. (b) RSUs shall not confer on the Participant any shareholder rights during the Vesting Period and until the date on which the Shares are actually delivered to the Participant. 8.1. In each Program, the Board of Directors may freely choose among the Incentives below and may combine them in a single Program: 8.2.-Stock Options (a) Each Option grants the Participant the right - but not the obligation - to purchase or subscribe for one (1) Share of the Company upon payment of the Exercise Price. (b) Exercise Price. In each Program, the Board of Directors shall freely determine the Exercise Price applicable to the Options granted thereunder and may set it at any amount, including at a nominal or minimum amount, taking into account the objectives of the respective Program and best governance practices. (c) Exercise Methods. Each Program shall specify the applicable exercise method, which may consist of: (i) payment in full of the Exercise Price in cash; (ii) Cashless Exercise; or (iii) another method determined by the Board. (d) Exercise Period. The Program shall establish the maximum period for exercising the Options after satisfaction of the Vesting Period and any other conditions established for the exercise of the Options. Upon expiration of such period without exercise, the Options shall be automatically cancelled and forfeited, and the Participant shall not be entitled to any compensation. 8.3.-Restricted Stock Units (RSUs) (a) Each RSU entitles the Participant to receive, 8.4.-Performance Share Units (PSU) (a) Each PSU gives the Participant an unfunded, unsecured right to receive Shares of the Company in a variable number resulting from the application of the Performance Factor. Shares to be delivered = PSUs granted × Performance Factor (b) In each Program, the Board of Directors shall approve the performance metrics, their respective weights, the measurement period, conversion ranges, interpolation method, minimum triggers, and the floor and cap of the Performance Factor, in accordance with market best practices and the objectives of this Plan. 8.5.-Phantom Shares (a) Each Phantom Share grants the Participant the right to receive, in cash, on the Settlement Date, an amount referenced to the value of the Shares or another Share-based metric (including, by way of example, TSR, EBITDA, book value or an applicable valuation multiple, in accordance with market best practices). (b) Phantom Shares do not confer shareholder rights and do not constitute securities. (c) The Program shall define the calculation formula for Phantom Shares, which may include minimum triggers, floors and caps. 8.6.-Stock Appreciation Rights (SAR) (a) Each SAR grants the Participant the right to receive, in cash, an amount corresponding to 27 Manual and Management Proposal > Annex I – Share-Based Long-Term Incentive Plan of Embraer S.A. the appreciation in the Shares between the Reference Date and the Settlement Date (or exercise date). (b) The provisions concerning Phantom Shares shall apply to SARs, as applicable. 8.7.-Matching Program (Co-Investment) (a) The Participant shall acquire, with its own funds, Investment Shares and undertake to keep them locked up for the Lock-in Period set forth in the Program. (b) Upon satisfaction of the Program conditions, the Company shall deliver Matching Shares in an amount proportionate to the investment made, at the ratio to be specified in each Program. (c) The Program shall define investment ranges, the ratio for the delivery of Matching Shares in relation to the investment made by Participants, the Lock-in Period for Investment Shares, continued service conditions, performance conditions (if applicable) and enrollment procedures. 8.8.-ADRs For Participants domiciled, tax resident, or providing services in foreign jurisdictions, the Grant of Incentives may provide for settlement in ADRs instead of Shares of the Company. 9. FORMALIZATION OF THE GRANT 9.1. The Grant shall be formalized by execution of an individual Grant Notice between the Company and the Participant, which shall include at least: (i) identification of the Program; (ii) the Incentive granted and the relevant amount; (iii) the Exercise Price (when applicable); (iv) the Vesting Period; (v) the performance conditions, when applicable; (vi) the Settlement Date; (vii) the payment rules and conditions; and (viii) other specific terms. The Board of Directors shall approve, within the scope of each Program, the standard form of the Grant Notice, and the relevant technical departments shall issue the individual Grant Notices in accordance with the approved form and Participants, with the Grant being formalized through the Participant’s acceptance, without the need for a specific resolution of the Board of Directors for each Agreement. 9.2. The Participant shall express their agreement and acceptance by signing the Grant Notice within the period defined by the Board of Directors, failing which the Grant shall lapse. 10. SETTLEMENT METHOD 10.1.-The Board of Directors shall determine the settlement method applicable to the Incentives, by delivery of Shares and/or payment in cash or Net Settlement, and may exercise this authority regardless of the type of Incentive or Program granted, subject to the objective criteria and methodology set forth in this Article and the relevant Program. The Board of Directors’ decision regarding the settlement method may be made after the Grant Date, including during the Vesting Period, but before the actual settlement date in accordance with Section 10.5. 10.2.-For Share-settled Incentives (Options, RSUs, PSUs and Matching Shares), settlement shall generally occur by delivery of treasury Shares or issuance of new Shares under the authorized capital, as permitted by applicable law. 10.3.-Unless a different methodology is established by the Board of Directors, with the advice of the Committee, in the relevant Program, the pricing of Shares for purposes of cash payment shall use the simple average of the closing prices of 28 Manual and Management Proposal > Annex I – Share-Based Long-Term Incentive Plan of Embraer S.A. the Shares on B3 during the 30 (thirty) trading sessions immediately preceding the date on which the Vesting Period ends. 10.4.-The decision shall be communicated to the Participant as far in advance as possible, subject to a minimum period of 30 (thirty) days before the Settlement Date, except in cases of unforeseeable events or force majeure. The decision shall not give rise to any right to compensation or additional adjustment in favor of the Participant. 10.5.-Settlement of the Incentives shall occur within 60 (sixty) days after the end of the Vesting Period or, as applicable, the exercise date, subject to any legal restrictions. ARTICLE IV – VESTING, PERFORMANCE, LOCK-UP AND STATUTORY LEAVES 11. VESTING PERIOD 11.1. -The Vesting Period applicable to each Grant shall be defined in the relevant Program, and the Board of Directors may adopt a single cliff structure, staggered vesting in annual installments, vesting with an initial cliff followed by annual tranches, or another structure, and partial vesting shall be permitted, with partial deliveries throughout the Vesting Period. Without prejudice to the flexibility granted to the Board of Directors, as a general rule the Vesting Period shall have a minimum term of 3 (three) years from the Grant Date, meaning the period at the end of which the rights become fully vested. 11.2.-The Board of Directors may also determine, in the respective Program and Grant Notice, the possibility of accelerating the Vesting Period upon the occurrence of certain facts and/or events. 11.3.-Failure to satisfy the Vesting Period, except in the cases expressly provided for in this Plan or the Program, shall result in the complete forfeiture of the Incentives that have not been settled or are not exercisable. 12. PERFORMANCE CONDITIONS 12.1.-The Board of Directors may, in any Program, make the settlement or exercise of the Incentives conditional upon the achievement of performance metrics defined in the Program. 12.2.-In Programs subject to performance conditions, failure to achieve the metrics and the respective minimum thresholds set forth in the Program may result, depending on the actual performance determined, in a proportional reduction or complete forfeiture of the right to settle, deliver, pay or exercise the Incentives linked thereto, without giving rise to any right of the Participant to compensation, indemnification or adjustment of any kind. This rule also applies to portions retained due to the Termination scenarios provided for in Article V, except as provided in Section 19 (death or permanent disability). 12.3.-The metrics, weights, measurement period, data sources, conversion ranges and the cap/floor of the Performance Factor shall be defined in the Program, using an objective and auditable method. 12.4.-The Performance Factor shall be approved by the Board of Directors. 29 Manual and Management Proposal > Annex I – Share-Based Long-Term Incentive Plan of Embraer S.A. units previously allocated (compound basis). 13. DIVIDENDS AND JCP DURING THE VESTING PERIOD 13.1.-Amounts corresponding to dividends, interest on shareholders’ equity (JCP) and other distributions relating to Shares for which the record date falls during the Vesting Period shall be converted into additional units of the same Incentive, allocated to the Participant and subject to the same Vesting Period and the same conditions as the original Incentive, including withholding of taxes at source by the Company and the sale of Shares strictly necessary to cover taxes payable upon settlement, if applicable, and shall be delivered or settled on the Settlement Date. The additional units shall follow the rules of the original Incentive, such that, in the event of forfeiture, cancellation or reduction of the original Incentive, including due to Termination or failure to achieve performance conditions, the corresponding additional units shall likewise be cancelled or reversed in the same proportion. For the avoidance of doubt, if additional units of the same Incentive are settled in Shares, those Shares shall be counted toward the limit set forth in Section 7.1. 13.2.-Subject to the Board of Directors’ authority to provide otherwise in the Program, pursuant to Section 13.3 below, the number of additional units shall be determined according to the formula below, and if the result includes a fraction of a unit, the number shall be rounded up to the next whole unit: Additional Units = (distribution per Share × Units Held) ÷ closing price of the Shares on the ex-date of the relevant distribution For purposes of the formula above, “Units Held” means the Participant’s updated balance of units on the record date of the relevant distribution, including any additional 13.3.-In the relevant Program, the Board of Directors may exclude, in whole or in part, the crediting of distributions provided for in Section 13.1, prohibiting the allocation of additional units relating to dividends and JCP distributed during the Vesting Period, in which case no distribution shall be owed to the Participant in respect of that period. 14. POST-SETTLEMENT LOCK-UP 14.1.-The Board of Directors may establish, in each Program, a post-settlement lock-up period during which the Participant may not sell, assign, transfer, exchange, pledge, lease or otherwise dispose of the Shares received. 14.2.-Unless expressly prohibited in the Program, the following shall be permitted: (i) sales strictly necessary to cover Withholding Income Tax (“IRRF”) and other taxes imposed upon settlement (sell-to-cover); and (ii) sales resulting from a court order. 14.3.-The lock-up may be established for a uniform period or differentiated by hierarchical level, as provided in the Program. 15. STATUTORY LEAVES 15.1.-For purposes of this Plan, a Statutory Leave means any temporary interruption of the Participant’s actual performance of activities, supported by applicable law, including, without limitation: (i) maternity and paternity leave; (ii) sick leave; (iii) leave due to an occupational accident; (iv) union leave; and (v) other leaves provided by law. 15.2.-Maintenance of the Vesting Period during Statutory Leave. During Statutory 30 Manual and Management Proposal > Annex I – Share-Based Long-Term Incentive Plan of Embraer S.A. Leave: (i) the Vesting Period shall continue to run normally in the case of maternity leave, paternity leave, and leave due to an occupational accident, subject to applicable statutory protections; and (ii) in other cases of Statutory Leave lasting more than 180 (one hundred eighty) days, consecutive or non consecutive, during the same Vesting Period, the Board of Directors may determine the temporary suspension of the accrual of the Vesting Period, with accrual resuming on the date of the Participant’s actual return, or may determine proportional accrual of the Vesting Period based on the time elapsed before the Participant’s Statutory Leave. 15.3.-The occurrence of Statutory Leave shall not prevent the settlement, payment or exercise of Incentives whose Settlement Date was reached before the Statutory Leave. 15.4.-During Statutory Leave, no new Grants shall be made to the Participant, except as otherwise determined by the Board of Directors. This prohibition shall not apply to maternity leave, paternity leave or leave due to an occupational accident, in which cases the Participant shall remain eligible for new Grants on equal terms with the other Participants, without prejudice to the Board of Directors’ authority to decide otherwise. 15.5.-Conversion of Statutory Leave into Termination (for example, retirement due to disability resulting from sick leave) shall trigger application of Article V, according to the applicable scenario. ARTICLE V – TERMINATION CONSEQUENCES The rules of this Article shall apply uniformly to all Programs and Incentives and may not be derogated from by a Program or Grant Notice, except to provide more favorable treatment to the Participant. 16. TERMINATION FOR CAUSE 16.1.-In the event of Termination for Cause, all Incentives granted under this Plan that have not yet been settled shall be automatically forfeited, regardless of the stage of satisfaction of the Vesting Period and the other applicable conditions, as the case may be, including: (a) Options and SARs still in the Vesting Period (unvested); (b) Options and SARs that are already vested but have not yet been exercised, which shall be forfeited immediately, with no right to a residual exercise window; (c) RSUs, PSUs, Phantom Shares and Matching Shares for which delivery or payment has not yet been made, regardless of satisfaction of the Vesting Period and the other applicable conditions, as the case may be. 16.2.-Cause shall not entitle the Participant to indemnification, repayment of the Exercise Price already paid or any other form of compensation. 16.3.-Shares already delivered to the Participant and taxes already settled before Termination for Cause shall remain in effect, subject to the application of Section 24 (Malus and Clawback). 16.4.-For the avoidance of doubt, Termination for Cause shall not result in the forfeiture of the Investment Shares, which shall remain owned by the Participant. 31 Manual and Management Proposal > Annex I – Share-Based Long-Term Incentive Plan of Embraer S.A. 17. RESIGNATION (EMPLOYEES) / RESIGNATION FROM OFFICE (STATUTORY OFFICERS) 17.1.-In the event of a resignation by the Participant (in the case of employees) or voluntary resignation from office (in the case of statutory officers): (a) Incentives for which the Vesting Period and other applicable conditions have not yet been satisfied (Options, RSUs, PSUs, Phantom Shares, SARs or rights to Matching Shares): automatic forfeiture. (b) Options and SARs for which the Vesting Period and other applicable conditions have been satisfied but which have not yet been exercised: may be exercised within 60 (sixty) days after Termination, after which they shall be automatically forfeited. (c) RSUs, PSUs, Phantom Shares and Matching Shares for which the Vesting Period and other applicable conditions have been satisfied, but which have not yet been settled or delivered: shall be delivered or paid, as applicable, on the next Settlement Date in the original Program calendar, without acceleration. 18. TERMINATION WITHOUT CAUSE, BY MUTUAL AGREEMENT AND RETIREMENT 18.1.-In the event of Termination without Cause, by mutual agreement or in connection with retirement, in lieu of satisfying the remaining Vesting Period, the Participant shall be entitled to retain a pro rata portion of the Incentives based on the time elapsed between the Reference Date and the Termination Date, according to the formula below, with the remaining portion forfeited: Amount retained = Amount granted × (Months completed ÷ Total months in Vesting Period) – Amount already delivered/settled 18.2.-A month with 15 (fifteen) or more days of service shall be counted as a full month; a month with fewer than 15 (fifteen) days shall be disregarded. 18.3.-Settlement, delivery or payment of the Incentives retained under this Section 18 shall follow the specific regime below for each type of Incentive: (a) RSUs, PSUs, Phantom Shares and Matching Shares. Settlement or payment on the dates originally provided in the respective Program or Grant Notice, subject to the same performance conditions (if any), applied based on the actual performance determined. (b) Options and SARs. They shall become exercisable as the applicable Vesting Period is satisfied (or were already vested at the time of Termination), and the Participant may exercise them until the earlier of (i) the final date of the exercise period originally provided in the Program; and (ii) 24 (twenty-four) months after the Termination Date. After that period, unexercised Options and SARs shall be automatically forfeited, with no right to compensation or indemnification. 18.4.-By agreeing to and accepting this Plan by signing the Grant Notice, the Participant shall expressly agree that the notice period, when applicable to the Participant, shall not be counted in calculating the Termination Date. 18.5.-Notwithstanding the foregoing, the Board of Directors may, by means of a duly reasoned 32 Manual and Management Proposal > Annex I – Share-Based Long-Term Incentive Plan of Embraer S.A. resolution, grant, in the event of termination without Cause, by mutual agreement or in connection with retirement, the right to retain all Incentives granted, regardless of the period elapsed between the Reference Date and the Termination Date, subject to the other conditions set forth in the applicable Program and Grant Notice. 19. DEATH OR PERMANENT DISABILITY 19.1.-In the event of the Participant’s death, declaration of absence or presumed death, even by provisional order, or permanent disability, duly evidenced by an official medical examination by the National Institute of Social Security (INSS): (a) Full acceleration of the Vesting Period: the Vesting Period applicable to the Incentives shall be deemed automatically satisfied. (b) Performance Factor. For Incentives subject to performance conditions, the Performance Factor shall be set at the target level (1x), regardless of the actual performance determined, without prejudice to the Board of Directors’ authority to decide, in its discretion, that the Performance Factor has been achieved at a higher level, taking into account the attainment level through the date of the Participant’s termination event. 19.2.-Delivery, payment or exercise of the Incentives shall follow the specific regime below for each type of Incentive: (a) Options and SARs. In the event of death, the heirs, legal successors or estate administrator and, in the event of permanent disability, the Participant if legally competent or his or her curator, guardian, assistant, supporter (apoiador) or legal representative may exercise within 180 (one hundred eighty) days after the date of death or the declaration of permanent disability. After that period, unexercised Options and SARs shall be forfeited. If exercise has not occurred by the end of the period, the SARs shall be automatically settled by the Company in cash at the calculated amount for the benefit of the legal successors. (b) RSUs, PSUs, Phantom Shares and Matching Shares. Delivery of the Shares or payment in cash, as applicable, shall be made automatically by the Company within 90 (ninety) days after the specific court authorization for the estate administrator to take actions or the court approval of the legal successors, regardless of any request by the heirs. Any delay in obtaining the specific court authorization shall not extinguish the successors’ rights. Solely with respect to Incentives subject to performance conditions, the Board of Directors may, in its discretion and within that period, determine achievement of the Performance Factor at a higher level, taking into account the attainment level through the date of the Participant’s termination event. 19.3.-The Company may withhold from the amount to be delivered to the successors the taxes due as a result of receipt, subject to the provisions of Article VIII. 20. CONSOLIDATED TABLE BY TYPE OF INCENTIVE 20.1.-For reference and practical application of Sections 16 through 19, the table below consolidates the treatment applicable to each Termination or permanent leave scenario, by type of Incentive. In the event of a conflict between the text of Sections 16-19 and the table, the Sections shall prevail. ARTICLE VI – CORPORATE EVENTS AND CORPORATE ADJUSTMENTS 21. CHANGE OF CONTROL 21.1.-The following shall constitute a Change of Control: (i) the direct or indirect sale of the Company’s controlling interest, pursuant to Article 116 of the Brazilian Corporations Law; (ii) a merger, consolidation or spin-off (cisão) resulting in the Company’s extinction as an independent entity; and (iii) the sale of assets representing substantially all of the Company’s business. > Annex I – Share-Based Long-Term Incentive Plan of Embraer S.A. Scenario Options RSU / PSU / Matching Shares Phantom Shares SAR Cause Full forfeiture, vested and unvested (including Options already exercisable). Full forfeiture, vested and unvested (deliveries not yet made). Full forfeiture. Full forfeiture, vested and unvested. Resignation / Resignation from Office Unvested: forfeiture. Vested: 60 days to exercise, after which they expire. Unvested: forfeiture. Vested but not yet settled: delivery on the next Settlement Date in the calendar. Unvested: forfeiture. Vested: payment on the next Settlement Date. Unvested: forfeiture. Vested: 60 days to exercise, after which they expire. Without Cause / in connection with retirement Vested retained in full; unvested pro rata. Exercisable until the earlier of (i) the original date; and (ii) 24 months after Termination. Vested retained in full; unvested pro rata. Settlement on the original date, with the actual Performance Factor determined. Vested retained in full; unvested pro rata. Payment on the original date, with the actual Performance Factor or metric. Vested retained in full; unvested pro rata. Exercisable until the earlier of (i) the original date; and (ii) 24 months. Death / Permanent Disability Full acceleration; Performance Factor = 1x. Heirs have 180 days to exercise; thereafter, forfeiture. Full acceleration; Performance Factor = 1x. Automatic delivery within 90 days to successors, regardless of any request. Full acceleration; Performance Factor = 1x. Automatic payment within 90 days to successors. Full acceleration; Performance Factor = 1x. Heirs have 180 days to exercise; thereafter, automatic payment of the calculated amount. Notes: (i) ‘pro rata’ = amount granted × (months completed / total months), pursuant to Section 18.2. (ii) The Participant’s legal successors include heirs and legatees recognized in probate proceedings. 21.2.-For purposes of this Plan, a Change of Control refers exclusively to events directly involving the Company, subject to the rules governing the exercise of control and the formation of a control block set forth in the Company’s Bylaws. The following shall not constitute a Change of Control and shall not, by themselves, affect the Incentives granted: (i) transactions, corporate reorganizations, tender offers or changes of control involving the Company’s Subsidiaries and affiliates, including Eve; and (ii) transactions that do not 33 Manual and Management Proposal Manual and Management Proposal > Annex I – Share-Based Long-Term Incentive Plan of Embraer S.A. result in the direct or indirect acquisition of an interest exceeding 50% (fifty percent) plus one of the voting shares issued by the Company, or that otherwise do not transfer control under the Bylaws, in each case without prejudice to the authority of the Board of Directors under this Plan, including with respect to Corporate Reorganization and the Tender Offer. 34 without prejudice to the Board of Directors’ authority to adjust the calculation basis to reflect the implied value of the Change of Control if it is higher than the market value of the Shares on the date of the corporate event. (d) SAR. Value per SAR = (price per Share offered in the corporate event) less (reference value of the Share on the Reference Date). 21.3.-In the event of a Change of Control, the Board of Directors may, by a reasoned decision, taking into account the corporate interest, best governance practices and the principles of this Plan, take one or more of the following actions, and may apply different treatment to different Incentives: (a) accelerate, in whole or in part, the Vesting Period of outstanding Incentives; (b) require replacement of the Incentives with equivalent Incentives of the surviving or acquiring company, on no less favorable economic terms; or (c) cancel the Incentives by cash payment of their intrinsic value, applying the following specific methodology by type of Incentive: 21.4.-For purposes of paragraph (c) of Section 21.3: (a) Options. Value per Option = (price per Share offered in the corporate event) less (Exercise Price), with no negative value (floor at zero). (b) RSUs, PSUs and Matching Shares. Value per Incentive = (price per Share offered in the corporate event) × Performance Factor applied at the target level (1x), when applicable. (c) Phantom Shares. Value per Phantom Share = (price per Share offered in the corporate event) × Performance Factor applied at the target level (1x), when applicable. The value shall be calculated in accordance with the Program formula applied as of the event date, 22. CORPORATE EVENTS 22.1.-In the event of a bonus issue, stock split, reverse stock split, share merger (incorporação de ações) or any other corporate event that results in a change in the total number of Shares issued by the Company, the number of Incentives granted and the Exercise Price (when applicable) shall be automatically adjusted by the Board of Directors in the same proportion, in order to preserve the economic terms of the Grants to the Participants. 22.2.-In the event of an extraordinary distribution of dividends or JCP resulting in a material impact on the price of the Shares, the Board of Directors may, by a reasoned decision, adjust the Exercise Price or the parameters of the affected instruments in order to preserve the original economic value of the Grants. 23. CORPORATE REORGANIZATION AND TENDER OFFER 23.1.-Corporate Reorganization. The grant of Incentives under this Plan shall not prevent the Company and/or entities controlled by it from engaging in Corporate Reorganization transactions. In such cases, the existing Programs and Grant Notices shall be respected, and the Board of Directors shall assess whether adjustments to the Programs Manual and Management Proposal > Annex I – Share-Based Long-Term Incentive Plan of Embraer S.A. or Grant Notices are necessary to maintain the balance of the relationships between the parties, without prejudice to the Company or the Participants. The Board of Directors and the entities involved in such transactions may, in their sole discretion and without prejudice to other measures, determine: (a) acceleration of the applicable Vesting Periods; (b) replacement of the Incentives with other share-based payments of a successor company; and/or (c) cash settlement of the Incentives to which the Participants may be entitled under certain Programs. 23.2.-Tender Offer. The Program and/or Grant Notice may provide for acceleration of the Vesting Period upon completion of a Tender Offer. [Solely with respect to Incentives subject to performance conditions, delivery of the Shares or payment in cash shall follow the originally established schedule, taking into account the date on which the Performance Factor is measured, such that only the condition relating to the Vesting Period shall be deemed automatically satisfied.] particular, due process and proportionality). 25. PROHIBITION ON HEDGING 35 25.1.-The Participant is prohibited, from the Grant Date until the expiration of any post settlement lock-up, from entering into, directly or indirectly, for its own account or through a nominee, any financial transaction whose purpose or effect is to fully or partially neutralize the Participant’s economic exposure to the risk of the Shares or the granted Incentives, including, without limitation: (i) derivative transactions (options, futures, swaps, NDFs); (ii) short sales; (iii) stock-lending transactions to cover a short position; (iv) collars; and (v) structured transactions with equivalent effect. 25.2.-The occurrence of Prohibited Hedging: (i) constitutes Cause for purposes of this Plan, triggering the regime of Section 16; and (ii) authorizes the application of Clawback pursuant to Section 24. ARTICLE VII – CONDUCT RESTRICTIONS AND RECOVERY 24. MALUS AND CLAWBACK 24.1.-The Board of Directors may establish Malus and Clawback regimes in the Programs and Grant Notices, observing, as applicable, the Clawback Policy, approved in December 2023, or any policy that replaces it. In the event of a conflict between the provisions of the Programs or Grant Notices and that Policy, the Policy shall prevail, without prejudice to the subsidiary application of the procedural rules set forth in the Programs or Grant Notices (in 25.3.-The Participant undertakes to notify the Company in advance of any transaction involving Shares or derivatives whose nature may raise doubt as to whether it constitutes Prohibited Hedging; the Company may, upon express statement by the Investor Relations Officer and the General Counsel, authorize or prohibit the transaction. 26. NON-COMPETE AND NON-SOLICITATION 26.1.-The Board of Directors may, in a given Program or Grant Notice, condition the retention, exercise or settlement of the granted instruments upon the Participant’s compliance with non-compete, non solicitation and other restrictive obligations. Manual and Management Proposal > Annex I – Share-Based Long-Term Incentive Plan of Embraer S.A. 26.2.-The Board of Directors may define the concepts of non-compete and non-solicitation in the respective Programs or Grant Notices. 36 provided for in the relevant Program or Grant Notice, specifying the taxes covered, the applicable calculation and the payment terms. ARTICLE VIII – TAXATION AND FINAL PROVISIONS 27. TAXATION Without prejudice to Section 3, the following rules shall apply to Participants, as applicable and in accordance with the classification applicable from time to time: 27.1.-The Company may withhold Withholding Income Tax (IRRF) and other taxes payable, and may: (a) withhold the corresponding amount in Shares to be delivered (share withholding); (b) sell in the market the number of Shares strictly necessary to cover the taxes (sell-to-cover); (c) withhold the corresponding amount from other income payable to the Participant in the same period. 27.2.-By signing the Grant Notice, the Participant expressly authorizes the Company to take the actions referred to in Section 27.1. 27.3.-No gross-up. As a general rule, the Company shall not gross up taxes imposed on the Participant’s gains arising from this Plan, i.e., it shall not assume or indemnify tax liabilities that are legally the Participant’s responsibility. Any gross-up shall be payable only exceptionally and with due justification based on the characteristics of the Program or the specific Participant, and only if expressly 27.4.-The Company does not provide tax or social security advice to Participants, and each Participant is advised to consult its own advisers. 28. PARTICIPANTS IN OTHER JURISDICTIONS 28.1.-If a Program includes Participants domiciled or tax resident in foreign jurisdictions, or associated with foreign Subsidiaries, the Board of Directors may establish, in the relevant Program, specific tax, regulatory, employment and operational compliance rules, subject to applicable foreign laws. The Board of Directors may provide in the relevant Program that settlement of the granted Incentives shall be made in cash, regardless of the type of Incentive. 28.2.-Such specific rules: (i) shall not change the essence of this Plan or create a precedent with respect to Brazilian Participants; (ii) may include alternative mechanisms for Grants, vesting and settlement, eligibility conditions, reporting requirements to foreign regulators and tax adjustments; and (iii) shall prevail over the general provisions of this Plan only to the extent strictly necessary for local compliance. 28.3.-A Participant in a foreign jurisdiction shall be solely responsible for compliance with the legal, tax, foreign exchange and regulatory obligations applicable in his or her country. 29. PERSONAL DATA PROTECTION 29.1.-The Company, as controller, and its Subsidiaries, as processors or joint controllers, shall process the Participants’ Manual and Management Proposal > Annex I – Share-Based Long-Term Incentive Plan of Embraer S.A. personal data strictly for purposes of administering this Plan, in accordance with Law No. 13,709/2018 (LGPD). 29.2.-The purposes of processing include: (i) recording and administering Grants, vesting, settlement and exercise; (ii) calculating, withholding and remitting taxes; (iii) complying with regulatory obligations before CVM, B3, the Brazilian Federal Revenue Service and other authorities; (iv) operational communications with the Participant; and (v) defense in administrative and judicial proceedings. have been fully performed. 37 30.3.-By resolution of the Board of Directors, long term incentive programs previously granted by the Company before approval of this Plan may become governed by this Plan, in whole or in part, provided that (i) vested rights and the economic terms of outstanding Grants are preserved; (ii) matters reserved for the Shareholders’ Meeting under this Plan are observed; and (iii) Shares underlying such programs that become Share-settled under this Plan are counted for purposes of the limit set forth in Section 7.1. 29.3.-Data may be shared with third parties strictly necessary to implement the Plan, including, without limitation: (i) bookkeeping financial institutions, brokers and custodians; (ii) independent auditors; (iii) legal, accounting and tax advisers; and (iv) tax and regulatory authorities. 29.4.-The Participant acknowledges the rights provided for in Article 18 of the LGPD and may exercise them by submitting a request to the Company. Data shall be retained for the period necessary to fulfill the obligations under this Plan and during the applicable statutory limitation period. 30. TERM AND AMENDMENTS 30.1.-This Plan shall become effective on the date of its approval by the Extraordinary Shareholders’ Meeting and shall remain in effect until all obligations set forth herein have been fully performed, subject to Section 7.1. 30.2.-Upon expiration of its term, the Programs and Grant Notices in progress shall remain effective until all obligations arising therefrom 30.4.-The Board of Directors shall have the authority to establish rules different from those set forth in this Plan when approving the respective Programs, except for matters reserved for the Extraordinary Shareholders’ Meeting, namely: (a) increase of the maximum Share limit set forth in Section 7.1; (b) extension of the term of the Plan beyond that provided in Section 30.1; (c) creation of new types of Incentives not provided for in Section 8; (d) material expansion of the eligibility categories set forth in Section 6.1; and (e) other matters reserved for the Extraordinary Shareholders’ Meeting by law. 31. NON-TRANSFERABILITY AND NO ENTITLEMENT 31.1.-The rights and Incentives granted under this Plan are personal and non-transferable and may not be assigned, transferred, pledged or otherwise disposed of by the Participant, except by transmission causa mortis. Manual and Management Proposal > Annex I – Share-Based Long-Term Incentive Plan of Embraer S.A. 31.2.-Participation by the Participant in this Plan does not grant: (i) a right to remain employed, hold office or serve a term; (ii) a right to future Grants; or (iii) any other right beyond those expressly provided herein. 38 shall not affect the others, which shall remain in full force and effect. The affected provision shall be replaced by the valid provision that most closely approximates its original economic and legal intent. 32. GENERAL PROVISIONS 32.1.-Omitted or Ambiguous Matters. Omitted matters shall be decided by the Board of Directors upon the recommendation of the People and ESG Committee. 32.2.-Confidentiality. Participants shall keep confidential the individual terms of their Grants, particularly quantities, values and financial parameters. 32.3.-Electronic Signature. Grant Notices and other documents entered into under this Plan may be signed electronically pursuant to Law No. 14,063, dated September 23, 2020, with full legal validity. 32.4.-Conflict Among Documents. In the event of a conflict, the following order of precedence shall apply: (i) this Plan; (ii) the Program; and (iii) the Grant Notice, except for contractual provisions expressly more favorable to the Participant. 32.5.-Governing Law and Arbitration. This Plan is governed by the laws of the Federative Republic of Brazil. The Company and the Participants agree to finally resolve, through arbitration administered by the B3 Market Arbitration Chamber (the “Chamber”), under its rules in effect, subject to the same arbitration rules provided in the Company’s Bylaws, any dispute or controversy arising out of or relating to this Plan. 32.6.-Severability. The nullity, invalidity or unenforceability of any provision of this Plan 32.7.-Reservation of Rights. Any tolerance or failure by any party to exercise rights under this Plan, the Programs or the Grant Notices shall not constitute novation, waiver or precedent, and such rights may be exercised at any time. 32.8.-Settlement of Prior Grants. It is expressly approved that the Board of Directors may settle grants relating to the Company’s Long Term Incentive Plan, approved at a Board of Directors meeting held on February 25, 2014, in equity instruments, subject to applicable law and the limits set forth in this Plan, including Section 7.1. Approved by the Extraordinary Shareholders’ Meeting of EMBRAER S.A. held on November 30, 2026. 39 Manual and Management Proposal ANNEX I > Annex I – Share-Based Long-Term Incentive Plan of Embraer S.A. For purposes of this Plan, the following terms, when capitalized, shall have the meanings assigned to them in this Annex I: “ADR” means “American Depositary Receipts” representing Shares traded on the New York Stock Exchange in the United States under ticker symbol “EMBJ”. “B3” means B3 S.A. – Brasil, Bolsa, Balcão. “Board of Directors” means the Company’s Board of Directors. “Cashless Exercise” means the method of exercising Options in which the Participant makes no actual cash payment, such that the Exercise Price is settled with a portion of the Shares resulting from the exercise. “Cause” means, unless otherwise provided in the Program and/or Grant Notice, (A) the dismissal for cause of the Participant, if hired under the regime governed by the Consolidation of Labor Laws, pursuant to Article 482 thereof; and, for the other Participants, (B) a termination for cause under the agreement governing the relationship between the Company and the Participant’s provision of services; or (C) the removal or dismissal of the Participant from office as an officer at the Company’s initiative due to the Participant’s breach of any duties and responsibilities of an officer, including, without limitation, (i) those set forth in Articles 153 to 157 of the Brazilian Corporations Law, as well as those set forth in the Consolidation of Labor Laws; (ii) negligence by the Participant in performing the duties arising from his or her office as an officer; (iii) a criminal conviction relating to intentional crimes; (iv) the commission by the Participant of dishonest or fraudulent acts against the Company or its Subsidiaries; (v) any act or omission resulting from the Participant’s willful misconduct or negligence that is detrimental to the business, reputation or financial condition of the Company, its shareholders or its Subsidiaries; (vi) breach of the Incentive governing the exercise of the office as a statutory officer entered into by the Participant with the Company and/or its Subsidiaries; (vii) violation of the Bylaws of the Company and/or its Subsidiaries, other applicable corporate provisions and/or the Company’s codes and policies, including the commission of any type of harassment; or (viii) violation of Brazilian anti-corruption laws, anti-money laundering laws, the Foreign Corrupt Practices Act (FCPA) or the UK’s Bribery Act; (ix) the occurrence of Prohibited Hedging, pursuant to Section 25; and (x) a material violation of the policies and rules referred to in Section 4.1, as determined by the Board of Directors pursuant to Section 4.2. “Change of Control” means any event resulting in the direct or indirect transfer of control of the Company, as detailed in Section 21. “Clawback” means the recovery by the Company of Shares or amounts already delivered, exercised or paid to the Participant. “Cliff” means the minimum initial period, measured from the Reference Date, during which the Participant acquires no rights to the granted Incentives, with vesting of rights commencing only after its expiry, as defined in each Program and subject to Section 11. “Committee” means the Company’s People and ESG Committee or any other body that may perform an equivalent function. “Company” means Embraer S.A., a publicly-held corporation, with its registered office at Avenida Brigadeiro Faria Lima, No. 2,170, ZIP Code 12227 901, Putim, Municipality of São José dos Campos, State of São Paulo, enrolled with CNPJ/MF under No. 07.689.002/0001-89. “Corporate Reorganization” means any transaction or series of transactions, carried out individually or in combination, involving the 40 Manual and Management Proposal > Annex I – Share-Based Long-Term Incentive Plan of Embraer S.A. Company and/or any of its Subsidiaries, that results or may result in (i) a direct or indirect change in the corporate structure; (ii) a modification of the composition or economic or voting rights of securities issued by the Company; or (iii) an asset, operational, corporate or tax reorganization of the Company or its group, including, without limitation, a merger, consolidation, share merger, total or partial spin-off and conversion of corporate form. “CVM” means the Brazilian Securities and Exchange Commission. “Exercise Price” means the amount to be paid by the Participant to exercise Options, as determined by the Board of Directors in each Program, subject to Section 8.2(b). “Grant” means the act by which the Board of Directors allocates one or more Incentives to a particular Participant under a Program, formalized through the relevant Grant Notice, pursuant to Section 9. “Grant Date” means the date on which the Board of Directors approves the Grant of a particular Incentive to a particular Participant. “Grant Notice” means the private instrument entered into between the Company and each Participant under a particular Program, through which the Grant to the relevant Participant shall be formalized. “Incentive(s)” means the share-based payments granted to Participants under this Plan and the respective Programs and Grant Notices, including as a combination of the Incentives provided for herein, as defined in Section 8 below. “INSS” means the National Institute of Social Security. “Investment Shares” means the Shares acquired by the Participant with its own funds under a Matching Program. “IRRF” means Withholding Income Tax. “JCP” means interest on shareholders’ equity. “Lock-in” means the period, defined in each Matching Program, during which the Participant undertakes to keep the Investment Shares acquired with its own funds locked up, held in the Participant’s name and without sale, encumbrance, lease or any other disposition, as a condition to receiving the Matching Shares, pursuant to Section 8.7. “Lock-up” means the post-settlement period after receipt of the Shares by the Participant, defined in each Program, during which the Participant may not sell, assign, transfer, exchange, lease, pledge or otherwise dispose of the Shares received in connection with this Plan, except for the exceptions in Section 14.2 (sell-to-cover of taxes and court order), pursuant to Section 14. “Malus” means the total or partial reduction or cancellation by the Company of Incentives not yet settled, exercised or paid to the Participant. “Matching Shares” means the Shares allocated by the Company to the Participant as consideration for the Investment Shares. “Net Settlement” means payment to the Participant only of the net value of the Incentive, corresponding to the positive difference between the value of the Share and the Exercise Price, made in cash or by delivery of Shares equivalent to that net value, without the Participant’s actual payment of the Exercise Price, pursuant to Section 10. “Option” means the right granted to the Participant to purchase or subscribe for Shares of the Company upon payment of the Exercise Price defined in the relevant Program or Grant Notice, subject to Section 8.2. “Participant” means an officer or employee of the Company or another Subsidiary, to whom the 41 Manual and Management Proposal > Annex I – Share-Based Long-Term Incentive Plan of Embraer S.A. Company grants one or more Incentives. Members of the Board of Directors may not be Participants of Incentives granted under this Plan. “Performance Factor” means the multiplier, defined in each Program, applicable to the base amount of granted Incentives based on the performance of the Company and/or the Participant against the metrics established in the relevant Program. “Phantom Share” means a right of a purely contractual nature to receive a payment by the Participant in an amount referenced to the value of the Shares or another equity metric, through payment in cash. “Plan” means this Share-Based Long-Term Incentive Plan. “Prohibited Hedging” means any financial transaction, with or without derivatives, whose purpose or effect is to fully or partially neutralize the Participant’s economic exposure to the risk of the Shares or the granted Incentives. “Program” means each specific grant program approved by the Board of Directors under this Plan. “PSU” or “Performance Share Unit” means the unit representing the right to receive Shares in a variable number based on the Performance Factor, upon satisfaction of the vesting and performance conditions set forth in the Program. “Reference Date” means the date from which the Vesting Period begins to be counted for Participants to acquire rights to Incentives, which may be the date on which the Board of Directors approves the Grant of a particular Incentive to a particular Participant or another date specified in the Grant Notice. “Restatement of Financial Statements” means the republication by the Company of previously disclosed financial statements due to material errors, omissions or fraud that affected metrics relevant to the determination of the Performance Factor or other parameters of the granted Incentives. “RSU” or “Restricted Stock Unit” means the unit representing the Participant’s right to receive Shares of the Company, without cash consideration, upon satisfaction of the vesting conditions set forth in the Program. Each RSU shall entitle the Participant to one (1) Share. “Reverse Stock Split” or “Inplit” means the corporate transaction inverse to a Stock Split, by which the Company combines two or more existing Shares into one Share, with the share capital remaining unchanged. For purposes of this Plan, a Reverse Stock Split shall result in automatic and proportional adjustment of the number of Incentives granted and the Exercise Price (when applicable), pursuant to Section 22. “SAR” or “Stock Appreciation Right” means a right of a purely contractual nature to receive a cash payment corresponding to the appreciation in the Shares between the Reference Date and the Settlement Date (or exercise date), through payment in cash. “Settlement Date” means the date specified in the Program or the Grant Notice on which the granted Incentive becomes settleable by the Participant. “Shares” or “Share” means common, registered, book-entry shares with no par value, issued by the Company. “Statutory Leave” means any temporary interruption of the Participant’s actual performance of activities due to leave, benefit or absence supported by labor, social security or union laws, subject to Article IV and Section 15 of this Plan. Manual and Management Proposal > Annex I – Share-Based Long-Term Incentive Plan of Embraer S.A. “Stock Split” or “Split” means the corporate transaction by which the Company divides each existing Share into two or more Shares of the same type and class, with the share capital remaining unchanged. For purposes of this Plan, a Stock Split shall result in automatic and proportional adjustment of the number of Incentives granted and the Exercise Price (when applicable), pursuant to Section 22. “Subsidiaries” means the companies directly or indirectly controlled by the Company, pursuant to Articles 116 and 243 of the Brazilian Corporations Law. “Tender Offer” means a public offer for (i) the acquisition of shares pursuant to a transaction or series of successive transactions resulting in the sale of the Company’s corporate control, under the Company’s Bylaws and applicable law and regulations; (ii) the consummation of a public offer for the acquisition of the Company’s corporate control, under the Company’s Bylaws and applicable law and regulations; (iii) the consummation of a public offer to acquire the Company’s Shares upon reaching a substantial interest, as required by the Company’s Bylaws; and/ or (iv) the consummation of a public offer to acquire shares for the cancellation of the registration of a publicly-held company or exit from Novo Mercado, pursuant to applicable regulations; 42 otherwise provided in the Program and/or Grant Notice. A Participant’s departure from an office to assume another office with the Company or any of its Subsidiaries shall not qualify as a Termination for purposes of this Plan, provided there is no cessation of the relevant legal relationship with the Company or its Subsidiaries. Nor shall a transfer of the Participant between the Company and its Subsidiaries, or between units of the Company or its Subsidiaries in Brazil and abroad, constitute a Termination, even if the transfer requires, for legal or operational reasons, formal termination of the relationship with one entity and hiring by another, in which case the relationship shall be deemed continuous for all purposes of this Plan, provided that the Participant is effectively hired by the Subsidiary within [90 (ninety)] days after formal termination of the relationship with the Company or the prior entity. A transfer of the Participant to an affiliate that is not a Subsidiary shall constitute a Termination, unless the Board of Directors decides otherwise. “Tranches” means the installments into which the vesting of rights to the Incentives granted is divided, with vesting dates staggered throughout the Vesting Period, in accordance with the schedule defined in each Program. “Termination” means any event, act or fact that entails cessation of services or terminates the legal relationship between the Participant and the Company or its Subsidiaries, for any reason, including, without limitation, resignation, removal, replacement or expiration of a term of office without re-election to the office of an officer, voluntary resignation, mutual agreement, termination with or without Cause or in connection with retirement, including, for purposes of this Plan, events of permanent disability, as certified by the National Institute of Social Security, or death, unless “Vesting” means the process by which the Participant, gradually or in full, acquires the right to exercise, receive or settle the Incentives granted, upon satisfaction of the Vesting Period and the other conditions set forth in the relevant Program. “Vesting Period” means the period, defined in each Program, during which the Participant has not yet fully acquired the right to exercise, receive or settle the Incentive granted. embraer.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2026

Embraer S.A.

By:	/s/ Felipe Santana Santiago de Lima
	Name:	Felipe Santana Santiago de Lima
	Title:	Executive Vice President of Finance and Investor Relations